CUSIP No. 61748W108	SCHEDULE 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,367 shares(1)

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 22,367 shares(1)

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,522,367 shares(1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.8%(1) (2)

14.	Type of Reporting Person* IN

(1) Includes beneficial ownership of common stock of the issuer through vested restricted stock units for 22,367 shares of the issuer’s common stock.

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,238,003 shares of the issuer’s common stock outstanding as of August 7, 2014, as reported on the issuer’s quarterly report on form 10-Q for the fiscal quarter ended June 30, 2014, as filed on August 8, 2014, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.7%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,238,003 shares of the issuer’s common stock outstanding as of August 7, 2014, as reported on the issuer’s quarterly report on form 10-Q for the fiscal quarter ended June 30, 2014, as filed on August 8, 2014, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.7%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,238,003 shares of the issuer’s common stock outstanding as of August 7, 2014, as reported on the issuer’s quarterly report on form 10-Q for the fiscal quarter ended June 30, 2014, as filed on August 8, 2014, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.7%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,238,003 shares of the issuer’s common stock outstanding as of August 7, 2014, as reported on the issuer’s quarterly report on form 10-Q for the fiscal quarter ended June 30, 2014, as filed on August 8, 2014, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,535,580 shares(3)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 7,535,580 shares(3)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,535,580 shares(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.0%(3)

14.	Type of Reporting Person* PN

(3) Beneficial ownership of common stock of the issuer is through a warrant to purchase 7,535,580 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,238,003 shares of the issuer’s common stock outstanding as of August 7, 2014, as reported on the issuer’s quarterly report on form 10-Q for the fiscal quarter ended June 30, 2014, as filed on August 8, 2014, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,964,420 shares(4)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 4,964,420 shares(4)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,420 shares(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.7%(4)

14.	Type of Reporting Person* PN

(4) Beneficial ownership of common stock of the issuer is through a warrant to purchase 4,964,420 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,238,003 shares of the issuer’s common stock outstanding as of August 7, 2014, as reported on the issuer’s quarterly report on form 10-Q for the fiscal quarter ended June 30, 2014, as filed on August 8, 2014, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

This Amendment No. 16 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009 (as amended to date, this “Schedule 13D”) by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with YAAF II, the “Investors”; and the Investors, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, and YAAF II LLC, are referred to herein as the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this amendment) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 4.           Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to add the following:

On September 11, 2014, the Investors’ nominee to the Company’s board of directors, Derex Walker, provided notice to the Company of his resignation from the board, effective immediately.  Mr. Walker was elected to the board at the Company’s 2014 annual meeting of stockholders, held on May 14, 2014.  The Investors intend to continue to exercise their right to appoint a nominee to the Company’s board of directors or, during any period of time that their nominee is not serving on the board, to appoint a nonvoting board observer.

As previously disclosed in this Schedule 13D, Mr. Burkle, the Investors and certain of their affiliates entered into a binding Memorandum of Understanding providing for the settlement of certain actions involving the Company and other parties thereto.  As of the filing of this amendment to this Schedule 13D, all such settlements have become final and those subject to court approval have received court approval.

As previously disclosed in this Schedule 13D, the Reporting Persons continue to evaluate the Company’s performance and various factors including, but not limited to, the factors listed in this Schedule 13D, and the Reporting Persons will take actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time, which may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including:

(1)                                 the acquisition of additional shares of Common Stock or other securities of the Company, in the open market, through privately negotiated transactions with third parties or otherwise;

(2)                                 the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by the Reporting Persons;

(3)                                 encouraging, soliciting or voting its shares of Common Stock to approve an extraordinary transaction, such as merger or consolidation of the Company with one or more third parties or with one of the Reporting Persons or their affiliates;

(4)                                 encouraging, soliciting or voting to approve the sale of a material amount of the Company’s or its subsidiaries’ assets or one or more of the subsidiaries;

(5)                                 encouraging, soliciting or voting to approve changes to the composition or size of the Company’s board of directors or the terms to be served by directors, or nominating or approving persons to fill existing vacancies on the Company’s board of directors, or changes to the Company’s management;

(6)                                 encouraging, soliciting or voting to approve issuances, redemptions or repurchases of Company securities, or stock or cash dividends, or stock splits or reverse stock splits, or other changes to the present capitalization and dividend policies of the Company;

(7)                                 encouraging, soliciting or voting to approve changes to the Company’s business or corporate structure;

(8)                                 encouraging, soliciting or voting to approve changes to the Company’s articles of incorporation or bylaws, including changes which may impede or facilitate the acquisition of control of the Company by any person;

(9)                                 encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company to be quoted on the an inter-dealer quotation system or listed on any national securities exchange;

(10)                          encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company that may be quoted on the Nasdaq National Market or any other inter-dealer quotation system or listed on any national securities exchange, to no longer be authorized to be quoted on the Nasdaq National Market or any other inter-dealer quotation system or to be delisted from any national securities exchange, or for the registration of any such securities under the federal securities laws to be terminated; or

(11)                          encouraging, soliciting or voting to approve other actions similar to those set forth above or as otherwise contemplated by paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

In connection with the activities described above, the Reporting Persons intend to (1) participate in the management of the Company through representation on the board of directors of the Company (or exercise of their board observation and related rights during any period of time that the Investors’ nominee is not serving on the board), including representation on committees of the board of directors (including the corporate governance and nominating committee), and by exercising contractual consent rights with respect to certain extraordinary transactions involving the Company, (2) discuss with management, directors, other stockholders and others the Company’s business, the value of the Company and its business and assets, the Company’s management, potential alternatives and opportunities listed above and others that might affect the value of the Company, (3) express their views and, together with other advisors, provide advice to management, directors, other stockholders and others, and (4) comply with all covenants and obligations contained in each of the agreements pertaining to their beneficial ownership of Common Stock more fully described in Item 6 of this Schedule 13D. The Reporting Persons have encouraged or discussed from time to time, and may encourage or discuss in the future, an extraordinary transaction involving the Company or its subsidiaries, or a material amount of its or its subsidiaries’ assets, or a change in the Company’s business or corporate structure.  From time to time, including in mid-September 2014, certain of the Reporting Persons have expressed to officers of the Company their willingness to acquire part of the Company’s subsidiary The Light Group, subject to the Company’s negotiating a transaction with the principals of that business which was attractive to the Reporting Persons.

As of the date hereof,  except as set forth above, none of the Reporting Persons has any present plan or proposal which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5 of this Schedule 13D is hereby amended to delete paragraph (a)(ii) in its entirety and replace it with the following:

(ii) Based upon the 34,238,003 shares of Common Stock outstanding as of August 7, 2014, as reported on the issuer’s quarterly report on form 10-Q for the fiscal quarter ended June 30, 2014, as filed on August 8, 2014, the number of shares of Common Stock directly beneficially owned by YAAF II, YAAF II Parallel and Mr. Burkle represents approximately 18.0% (3), 12.7% (4) and 0.1% of the Common Stock, respectively, and 26.8% of the Common Stock in the aggregate, in each case on a diluted basis.

(3) Beneficial ownership of common stock of the issuer is through a warrant to purchase 7,535,580 shares of the issuer’s common stock. Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise. The percent of class of the issuer’s common stock beneficially owned is based on 34,238,003 shares of the issuer’s common stock outstanding as of August 7, 2014, as reported on the issuer’s quarterly report on form 10-Q for the fiscal quarter ended June 30, 2014, as filed on August 8, 2014, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

(4) Beneficial ownership of common stock of the issuer is through a warrant to purchase 4,964,420 shares of the issuer’s common stock. Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise. The percent of class of the issuer’s common stock beneficially owned is based on 34,238,003 shares of the issuer’s common stock outstanding as of August 7, 2014, as reported on the issuer’s quarterly report on form 10-Q for the fiscal quarter ended June 30, 2014, as filed on August 8, 2014, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 22, 2014

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member